
19005538



E v0.

OMB APPROVAL
OMB Number: 3235-0123
Expires: August 31, 2020
Estimated average burden
hours per response . . . 12.00

SECURITIES AND ~~EXCHANGE COMMISSION~~
~~Washington, D.C.~~

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing

FEB 22 2019

Washington, DC

SEC FILE NUMBER
8-49339

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2018___ AND ENDING ___12/31/2018___
                                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

eRoom Securities, LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 S. Wacker Drive Suite 2400
                                        (No. and Street)

Chicago   Illinois   60606
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Collin Carrico   312-690-2512
                                                   (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert Cooper & Company CPAs, P.C. - PCAOB Number 3505
                            (Name - if individual, state last, first, middle name)

141 West Jackson Blvd. Suite 1702   Chicago   IL   60604
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, _____Collin Carrico_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of

___eRoom Securities, LLC_____ , as of __December 31_____ , 2018,

are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal, officer or

director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

| OFFICIAL SEAL |
| JONATHAN M MCGREAL |
| NOTARY PUBLIC, STATE OF ILLINOIS |
| My Commission Expires 07/13/2019 |

_____
Signature

___Manager and Chief Executive Officer___
Title

_____ 02|19|19
Notary Public

This report **contains (check all applicable boxes):
- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath of Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

eRoom Securities, LLC

(A Delaware Limited Liability Company)
Financial Statements
And Independent Audit Report
December 31, 2018

eRoom Securities, LLC
(A Delaware Limited Liability Company)
Index
December 31, 2018

Robert Cooper & Company CPA PC
141 W. Jackson Blvd. Suite 1702
Chicago, Illinois 60604
312-322-2238
Facsimile 312-698-8722

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Mainland Holdings, LLC
Managing Member of eRoom Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of eRoom Securities, LLC as of December 31, 2018, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes and supplemental schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of eRoom Securities, LLC as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of eRoom Securities, LLC's management. Our responsibility is to express an opinion on eRoom Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to eRoom Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

- Computation of Net Capital Under SEC Rule 15c3-1.
- Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption).
- Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption).

The Supplemental information on pages 10 through 12 has been subjected to audit procedures performed in conjunction with the audit of eRoom Securities, LLC's financial statements. The supplemental information is the responsibility of eRoom Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedules on pages 10-12 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Robert Cooper & Company CPA PC

We have served as eRoom Securities, LLC's auditor since 2010.

Chicago, Illinois 60604

February 19, 2019

eRoom Securities, LLC
(A Delaware Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2018

Assets

Cash and cash equivalents	$	455,937
Clearing deposits		1,285,437
Receivables from broker-dealers (net)		863,243
Other assets		192,290
Total Assets	**$**	**2,796,907**

Liabilities

Accounts payable and accrued expenses	$	470,622
Total Liabilities		**470,622**
Member's equity		2,326,285
Total Liabilities and Member's Equity	**$**	**2,796,907**

The accompanying notes are an integral part of these financial statements.

Revenues

Commissions	$	8,978,197
Rebates and order flow		3,679,998
Interest overrides		459,880
Total Revenue		13,118,075

Expenses

Clearing fees	(3,678,174)
Employee compensation and benefits	(1,829,714)
Execution fees	(661,387)
Third party trading, operation and risk system expenses	(541,368)
Registered representative commission	(409,552)
Office expenses	(363,796)
Error account activity	(272,949)
Consulting and professional fees	(256,709)
Technology and infrastructure expenses	(256,196)
Market data fees	(228,274)
Travel, meals and entertainment expenses	(87,218)
Regulatory fees	(49,825)
Telecommunication expenses	(12,099)
Other operating expenses	(9,141)
Total expenses	(8,656,402)

Net income from operations	$	4,461,673

The accompanying notes are an integral part of these financial statements.

Member's equity at January 1, 2018	$	2,312,612
Capital contributions		0
Capital withdrawals		(4,448,000)
Net income		4,461,673
Member's equity at December 31, 2018	$	2,326,285

The accompanying notes are an integral part of these financial statements.

Cash flows from operating activities:

Net income	$	4,461,673
Depreciation and amortization		
Adjustments to reconcile net income to net cash used in operating activities:		
Decrease in clearing deposits		3,361
Decrease in receivables from broker-dealers (net)		230,882
Increase in other assets		(42,203)
Decrease in accounts payable and accrued liabilities		(236,696
Net cash provided by operating activities		4,417,017

Cash flows from investing activities:

No activity

Net cash used in investing activities	None

Cash flows from financing activities:

Capital contribution	0
Capital withdrawals	(4,448,000)
Net cash provided by financing activities	(4,448,000)

Net decrease in cash and cash equivalents	(30,983)
Cash and cash equivalents, beginning of the year	486,920
Cash and cash equivalents, end of the year	$ 455,937

Interest expense paid in 2018 - $0

The accompanying notes are an integral part of these financial statements.

NOTE 1   Organization

eRoom Securities, LLC (the Company) was organized under the Uniform Limited Liability Company Act of Delaware on May 16, 1996. The Company is registered as a foreign limited liability company doing business in the State of Illinois. The Company is an introducing and executing broker for its customers. The Company is a registered broker-dealer and a member of the Financial Industry Regulatory Authority (FINRA) and National Futures Association (NFA).

The Company is exempt from certain filing requirements under Rule 15c3-1(a)(6) of the Securities and Exchange Commission since the Company does not carry customer accounts, effects transactions only with other broker-dealers, does not perform transactions in unlisted options and clears and carries its customers' trading accounts on a fully-disclosed basis with broker-dealers that are clearing members.

NOTE 2   Significant Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

As part of its business, the Company may enter into transactions in exchange traded securities including options. Securities and commission transactions together with related revenues and expenses are recorded on trade date. Securities owned are reflected at market value with the resulting unrealized gains and losses reflected currently in income.

a) Commissions

Commissions earned and the related clearing, execution, clearing organization and exchange expenses are recorded on a trade-date basis. The Company earns commission when its customer buys or sells a security executed by the Company and cleared at its clearing firm providers who carry a customer's account. The Company believes that the performance obligation is satisfied on trade-date because that is the point when the financial instrument, purchase/sell and counterparty are identified, the price is agreed upon and the risks and rewards of ownership have been determined. ASC 606 establishes guidelines for the Company to follow related to recognition of fees associated with contracts between the Company and its customers. The Company records its revenues in accordance with these guidelines as the Company only recognizes income for its customers on trade-date when a transaction is performed. The Company has no minimum commission requirement or prepaid fee arrangements with its customers. All income is derived only upon a client utilizing the Company's services.

b) Payment for Order Flow

The Company routes its customers' equity and option orders to exchange member execution firms. Customers direct orders to exchange and smart algorithm destinations seeking best execution. In certain circumstances, the Company will receive payment for order or exchange tier rebates resulting from their customers' execution destination.

c) Interest Overrides

The Company earns interest overrides on its customers' debit, credit and short stock balances. These revenues are earned when the rate that Company charges its customer is greater than the rate its clearing firms charges for debit balances and the rate the Company pays its customers for short and credit balances is less than the rate the clearing firm pays the Company.

d) Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity for federal tax purposes. Accordingly, it does not file tax returns, but its taxable income is reported as part of Mainland Holdings, LLC's tax returns. Mainland Holdings, LLC is a limited liability company whose income or loss is includable in the tax returns of its members.

FASB guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing Mainland Holdings, LLC's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the "more-likely-than-not" threshold would be recorded as a tax benefit or expense and receivable or liability in the current year.

At December 31, 2018, management has determined that there are no material uncertain tax positions. Mainland Holdings, LLC files income tax returns in the United States at the federal level and in the State of Illinois. Mainland Holdings, LLC's tax return is generally not subject to examination by the United States federal or state taxing authorities for tax years before 2015.

e) Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

f) Depreciation

Depreciation is provided on a double declining balance basis following MACRS lives for all depreciable assets. The estimated useful lives are three to five years for computers and software. The Company's policy is to expense all technology expenditures below $25,000. All assets have been fully depreciated.

NOTE 3   Fair Value measurements

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or a liability the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The Company's assets and liabilities are considered to be cash, cash equivalents or cash payable. The Company had no assets or liabilities subject to the Level 1, 2 or 3 hierarchy which would require establishing a valuation technique.

NOTE 4   Net Capital Requirements

As a registered broker-dealer, the Company is subject to the net capital rule of the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain a minimum net capital equivalent of $100,000 or 6 2/3 of aggregate indebtedness, whichever is greater, as these terms are defined.

The Company, however, uses the alternative method to calculate its net capital, which requires minimum net capital of $250,000. Under this rule, the Company is required to maintain a minimum net capital equivalent of $250,000 or 6 2/3% of aggregate indebtedness, whichever is greater, as these terms are defined. On December 31, 2018 the Company had net capital of $2,311,285 which was $2,061,285 in excess of its minimum requirement.

NOTE 5   Receivable from Broker-Dealers

Receivable from broker-dealers at December 31, 2018 consist of the following:

Clearing Deposits	1,285,437
Receivables from broker-dealers (net)	863,243

Clearing deposits are cash deposits held at the Company's clearing firms. Receivables from broker-dealers (net) are commissions and execution fees charged to the Company's customers net of direct variable expenses held and payment for order flow owed to the Company from its execution providers. The receivable from broker-dealers (net) was collected by the Company in January 2019. The Company clears all transactions through Merrill Lynch Professional Clearing Corp, Apex Clearing Corporation and ED&F Man Capital Markets, Inc. in accordance with the respective clearing agreements.

On December 31, 2018, substantially all assets of the Company are deposited with or receivable from clearing and executing broker-dealers and financial institutions

NOTE 6   Other Assets

Other assets on December 31, 2018 were $192,290. Other assets consist of receivables from customers related to execution commission and option and equity exchange and liquidity fees.

NOTE 7   Concentrations of Credit Risk

The Company is engaged in brokerage activities where counterparties are broker-dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of counterparties, clearing organizations and exchanges where transactions are performed. The Company's policy is to review, as necessary, the credit risk of all trading positions and the financial condition of its counterparties, clearing firms, clearing organizations and exchanges.

NOTE 8   Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (security, commodity or index price) related to an asset, liability or equity security of a guaranteed party. FASB ASC 460 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others. The Company has no obligations that would be required to be disclosed as defined by FASB ASC 460.

NOTE 9   Commitments and Contingencies

The Company has entered into a short-lease agreement. The lease requires the Company to make lease payments in 2019 for the period beginning February 1 and ending September 30. The total lease obligation is $684,335. The Company does have long term clearing and technology service agreements which require minimum monthly expenditures. However, the Company is currently utilizing the services provided under the terms of these agreements and the Company has no intention of terminating these agreements as the services are used in the normal course of operating its ongoing business.

NOTE 10   Organization Restructuring

On November 29, 2018, the Company's 100% parent Mainland Holdings, LLC executed a membership interest purchase agreement to sell 100% of the Company to DFT Intermediate LLC. The Company filed a Continuing Membership Application with FINRA seeking approval for the transaction on December 19, 2018. It is anticipated that the transaction will close in the first quarter of 2019. Subsequent to transaction closing, the Company will continue to operate and exist as a separate stand-alone broker dealer.

NOTE 11   Related Party Transactions

The Company utilizes office space, technology equipment and infrastructure leased and owned by the Company's 100% owner, Mainland Holdings, LLC. The Company pays a monthly fee of $49,040 directly to the landlord of Mainland Holdings, LLC for its use of the office space, but the Company is not bound by a legal obligation to perform on the terms of the lease. The Company terminated this arrangement on January 31, 2019.

NOTE 12   Subsequent Events

The Company has evaluated subsequent events through February 19, 2019, the date that its financial statements were ready to be issued.

On January 24, 2019, the Company's member, Mainland Holdings, LLC, withdrew $353,000 from the Company. FINRA was notified of the capital withdrawal.

On February 2, 2019, the Company executed a new clearing agreement with Apex Clearing Corporation that takes effect March 1, 2019 and terminates February 28, 2021. The terms and condition of the new clearing agreement were not materially impacted.

NOTE 13   Employee Benefit Plans

The company provides all employees access to health, dental and 401k benefit plans. The company pays 100% of the costs for the health and dental plans. The Company has the option to contribute matching funds to the 401k plan. The Company did not make a contribution to the 401k plan during 2018.

eRoom Securities, LLC
(A Delaware Limited Liability Company)
COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15C3-1
December 31, 2018

Member's Equity December 31, 2018	$	2,326,285

Less:

Non-Allowable Charges	$	15,000
Haircut Charges		0
Undue Concentration		0
Net Capital	$	2,311,285

Required Net Capital	$	250,000
Excess Net Capital	$	2,061,285
Net capital in excess of the greater of 5% of combined aggregate debit items or 120% of minimum net capital	$	2,011,285

Note:

The information on this schedule is in agreement, in all material respects, with the unaudited FOCUS Report Part II filed by eRoom Securities, LLC as of December 31, 2018

COMPUTATION OF AGGREGATE INDEBTEDNESS

Aggregate Indebtedness:

Items included in the balance sheet:

Accounts payable and accrued liabilities	$	470,622
Total Aggregate Indebtedness:	$	470,622
6-2/3% of Aggregate Indebtedness	$	31,391
% of Aggregate indebtedness to Net Capital	%	20.36

eRoom Securities, LLC
(A Delaware Limited Liability Company)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3
December 31, 2018

RESERVE COMPUTATION

(See note below)

INFORMATION FOR POSSESSION AND CONTROL REQUIREMENTS

(See note below)

Note:

eRoom Securities, LLC claims an exemption pursuant to Rule 15c3-3 subparagraph 15c3(k)(2)(ii) and therefore, no Computation for Determination of Reserve Requirements or Information for Possession or Control under that rule have been provided. The Company does not transact a business in securities with, or for, other than members of a national securities exchange and does not carry margin amounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under these sections.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Mainland Holdings, LLC
Managing Member of eRoom Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) eRoom Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which eRoom Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) ((exemption provisions) and (2) eRoom Securities, LLC stated that eRoom Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. eRoom Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about eRoom Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Robert Cooper & Company CPA PC

Chicago, Illinois 60604

February 19, 2019

eRoom Securities LLC
(A Delaware Limited Liability Company)
EXEMPTION REPORT
December 31, 2018

February 19, 2019

Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

Exemption Report

eRoom Securities, LLC (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) For the year ended December 31, 2018, the Company claimed an exemption from 17 C.F.R. 240.15.15c3-3 as outlined under (k)(2)(ii) of the respective rule. The provisions of this section shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Section 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

(2) The Company met the identified exemption provisions in 17C.F.R. 240.15c3-3(k)(ii) throughout the year ended December 31, 2018.

(3) The Company had no obligation under 17 C.F.R. 240.15c3-3 throughout the most recent fiscal year without exception.

I, Collin Carrico, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By:

Title: Chief Executive Officer

Date: February 19, 2019

14

OATH OR AFFIRMATION

REGARDING ACCURACY AND COMPLETENESS

OF FINANCIAL STATEMENTS FOR eRoom Securities, LLC

THE YEAR ENDING DECEMBER 31, 2018

To the best of my knowledge and belief, the information contained herein is accurate and complete.

Collin Carrico
Dated February 19, 2019
Manager and Chief Executive Officer
eRoom Securities, LLC

Robert Cooper & Company CPA PC
141 W. Jackson Blvd. Suite 1702
Chicago, Illinois 60604
312-322-2238
Facsimile 312-698-8722

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To Mainland Holdings, LLC
Managing Member of eRoom Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by eRoom Securities, LLC and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of eRoom Securities, LLC for the year ended December 31, 2018 , solely to assist you and SIPC in evaluating eRoom Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). eRoom Securities, LLC's management is responsible for eRoom Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Robert Cooper & Company CPA PC
Chicago, Illinois 60604
February 19, 2019

SIPC – 7

General Assessment	$	12,730
Less payments made July 2018 SIPC 6		(6,277)
Assessment balance due	$	6,453

Determination of SIPC net operating Revenue

Total		
Revenue:	$	12,683,913
Additions:		
Net loss from principal transactions in securities in trading accounts		272,949
Deductions:		
Revenues from commodity transactions		(107,916)
Commissions paid to other SIPC members		(4,178,347)
40% of margin interest earned on customers' securities accounts		(183,952)
Total deductions		(4,470,215)
SIPC Net Operating Revenues		8,486,647
SIPC assessment at .15%	$	12,730

Robert Cooper & Company CPA PC
141 W. Jackson Blvd. Suite 1702
Chicago, Illinois 60604
312-322-2238
Facsimile 312-698-8722

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Mainland Holdings, LLC
Managing Member of eRoom Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) eRoom Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which eRoom Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) ((exemption provisions) and (2) eRoom Securities, LLC stated that eRoom Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. eRoom Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about eRoom Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Robert Cooper & Company CPA PC

Chicago, Illinois 60604

February 19, 2019

SEC Mail Processing

FEB 22 2019

Washington, DC

eRoom Securities LLC
(A Delaware Limited Liability Company)
EXEMPTION REPORT
December 31, 2018

February 19, 2019

Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

Exemption Report

eRoom Securities, LLC (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) For the year ended December 31, 2018, the Company claimed an exemption from 17 C.F.R. 240.15.15c3-3 as outlined under (k)(2)(ii) of the respective rule. The provisions of this section shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Section 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

(2) The Company met the identified exemption provisions in 17C.F.R. 240.15c3-3(k)(ii) throughout the year ended December 31, 2018.

(3) The Company had no obligation under 17 C.F.R. 240.15c3-3 throughout the most recent fiscal year without exception.

I, Collin Carrico, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: Chief Executive Officer

Date: February 19, 2019

Robert Cooper & Company CPA PC
141 W. Jackson Blvd. Suite 1702
Chicago, Illinois 60604
312-322-2238
Facsimile 312-698-8722

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
APPLYING AGREED-UPON PROCEDURES

To Mainland Holdings, LLC
Managing Member of eRoom Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by eRoom Securities, LLC and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of eRoom Securities, LLC for the year ended December 31, 2018 , solely to assist you and SIPC in evaluating eRoom Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). eRoom Securities, LLC's management is responsible for eRoom Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Robert Cooper & Company CPA PC
Chicago, Illinois 60604
February 19, 2019

SEC Mail Processing

FEB 22 2019

Washington, DC

SIPC – 7

General Assessment	$	12,730
Less payments made July 2018 SIPC 6		(6,277)
Assessment balance due	$	6,453

Determination of SIPC net operating Revenue

Total Revenue:	$	12,683,913
Additions:		
Net loss from principal transactions in securities in trading accounts		272,949
Deductions:		
Revenues from commodity transactions		(107,916)
Commissions paid to other SIPC members		(4,178,347)
40% of margin interest earned on customers' securities accounts		(183,952)
Total deductions		(4,470,215)
SIPC Net Operating Revenues		8,486,647
SIPC assessment at .15%	$	12,730